U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

EFH GROUP, INC.

(Name of Registrant as Specified in Its Charter)

Colorado	000-55175	20-8594615
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

132 W. 11th Avenue, Denver Colorado 80204

(Address of principal executive offices)

720-266-6996

(Issuer’s telephone number)

With copies to:

Debbie A. Klis

Ballard Spahr LLP

4800 Montgomery Lane, 7th Floor

Bethesda, Maryland 20814-3401

(301)664-6211

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND

NO VOTE OR OTHER ACTION ON YOUR PART IS REQUESTED OR REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

EFH GROUP, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, $0.001 par value per share (the “Common Stock”) of EFH Group, Inc., a Colorado corporation (the “Company”) at the close of business on November 24, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

You are receiving this information in connection with notice from the Company of a proposed change in the majority of the Board of Directors.  The change in the majority of the Board of Directors is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1 promulgated thereunder. This Information Statement is being mailed to the stockholders on or about November 26, 2014.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY,  NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

On November 25, 2014, the Company entered into an Asset Purchase Agreement (as amended or supplemented from time to time) (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the Company purchased substantially all of the assets of EFH Group, Inc., a Wyoming corporation.  The assets consist of various trademarks and license rights, rights to computer programming code and other intellectual property.  The Company believes such rights will advance its strategic business goals.  Prior to the purchase, the Company engaged an independent expert to appraise the assets.  Based on the Company’s informed assessment of their value, the assets will be held on the balance sheet at value of $157,500,000.  The Company issued a total of 52,173,000 restricted common shares and 5,797,000 restricted Class B common shares as consideration for the EFH Group asset purchase.

In connection with the asset purchase described above, Robert M. Copley, Jr. Chief Executive Officer, President, Treasurer and Chairman of the Board, Danielle Abrahams, Corporate Secretary and Director, and Robert M. Copley, Sr., Richard Harmon and Steven Rickett, directors of the Company, have submitted their resignation from all positions, which will be effective ten days after the mailing of this Information Statement to stockholders of the Company.  On November 25, 2014, Stanley Hutton Rumbough, Christopher Daniels, John Daniels and Craig Marshak were appointed as directors of the Company.  As a result of a change in a majority of the members of our Board of Directors (five of the six members), pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement ten days before the resignations of Messrs. Copley, Copley, Harmon and Rickett and Ms. Abrahams become effective.  Also, on November 25, 2014, the following individuals were appointed as officers of the Company.

Name

Officer

Christopher Daniels

CEO

Lance Diamond

CFO

As of the date of this Information Statement, the authorized capital stock of the Company consists of 90,000,000 common shares, of which 52,982,195 common shares are outstanding and 10,000,000 Class B common shares, of which 5,797,000 Class B common shares are outstanding.  Each common share is entitled to one vote with respect to all matters to be acted on by the stockholders.  Each Class B common share is entitled to ten votes with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors Prior to the Transaction

The following table sets forth the names and ages of, and position or positions held by our current officers and directors prior to the Asset Purchase transaction.

Name	Age	Position	Term of Office

Dennis White

72

Director

August 29, 2014

To present

Robert M. Copley, Jr.*

50

Chief Executive Officer, President,

October 1, 2009

Treasurer and Chairman of the Board

to present

Danielle Abrahams

40

Corporate Secretary, Director

March 9, 2007

to present

Robert M. Copley, Sr.*

73

Director

March 9, 2007

      to present

Richard Harmon

61

Director

March 9, 2007

to present

Steven Rickett

46

Director

March 9, 2007

to present

*  Robert Copley, Sr. and Robert Copley, Jr. are father and son.

Robert M. Copley, Jr., assumed his position as our CEO, president, treasurer and chairman of our board of directors on October 1, 2009.  Prior thereto, and from 2008 through today he is the owner of Pathway Evolutions LLC, a Service provider in personal, corporate, VIP protective services, self-defensive weapons and tactics training, investigation specializing in digital services, licensed bail agent in the State of Colorado and Constitutional standards research.  From 2007 through today, he is also the owner of Pivotal Studios LL, a freelance 2D/3D character design, modeling and rigging for broadcast, web advertising, brand / product identity primarily used in live action or CG environments. From 1998 to 2007, he was the owner of Dark Millennia Studio, a freelance illustrator, children’s book illustration, graphic design, web design, gallery operations director. The business was sold in 2007, ending all personal involvement to date.  He will be devoting most of his time to this company.

Danielle Abrahams was appointed as our corporate secretary and a director on March 9, 2007.  In addition, Danielle Ficarra-Abrahams is the office manager/research assistant for Winchester Chiropractic and Wellness Center in Centennial, CO since 2007.  As a research assistant for Dr. Ted Winchester, she travels with him across the country teaching seminars on detoxification and nutrition.  From August of 2000 to December 2005, she was the practice manager for South Mesa Veterinary Hospital, Ft. Collins, CO.  Ms. Abrahams has a veterinary technician degree from Bel-Rea and a biology degree from Colorado State University.  She devotes only such time as necessary to our business, which is not expected to exceed ten hours per month.

Robert M. Copley, Sr. has been a director of the registrant since March 9, 2007.  Currently Mr. Copley is a bail bondsman writing under the trade name of Free Time Bail Bonds.  He has been a bail bondsman since February 2006. Since October of 2000 through today, Copley has been contracted to various bail bond establishments as a fugitive recovery agent.  Prior to 2000, he worked in the construction industry as a pipe fitter, pipe fitter foreman, and pipe fitter superintendent with a total of 37 years of service out of Pipe Fitters Local Union No. 208.  Mr. Copley has been an established contractor in the heating, ventilating and air conditioning industry including a high security refrigeration mechanic at Los Alamos Labs in Los Alamos, New Mexico during 1988. Mr. Copley attended Colorado University, Pueblo Junior College, various trade seminars, and the Canadian Institute of Technology. He devotes only such time as necessary to our business.

Richard Harmon assumed his position as a director of the registrant on March 9, 2007.  In addition, he has been an account executive with Consumer Contact Company of Lakewood, Colorado, since September 2003.  This company is a full service promotional products agency.  Prior thereto, and from September 2002 to September 2003, Mr. Harmon was an account executive with Larry Shutt & Company, overseeing client accounts.  From January 1995 to September 2002, Mr. Harmon was self-employed, dba Rite-On Advertising Specialties.  Mr. Harmon obtained a bachelors degree in business administration from the University of Albuquerque, graduating in 1976.  He devotes only such time as necessary to our business.

Steven Rickett was appointed a director of the registrant on March 9, 2007, and has been involved in fugitive recovery for nineteen years. He became a full time fugitive recovery agent in March of 2005, and currently has contracts with fifteen bondsmen in the State of Colorado and with an immigration bonding company domiciled in Florida.  He has traveled to eight states to recover fugitives and has effectuated arrests in thirty-two other states.  His investigative skills, as well as tactical training, are second to none in the industry.  He currently oversees three, three-man crews in the fugitive recovery industry and is growing.  His oldest son, Nicholas, has been a member and leader of a team since 2009.  He also possesses a surety agent’s license and writes bail bonds for the Company.

Dennis White was appointed director of the Company on August 29, 2014 and is president of EFH Financial, our subsidiary. He has over twenty years of experience in financial services.  Since 2006, he has been an executive with DRW & Associates, an entity engaged in strategic consulting.  From 1999 to 2005, he was a managing director of Atlanta Sosnoff, an investment company managing $6 billion in assets. Prior to that, he held various executive positions with Citigroup serving as national director of marketing and as director of the portfolio management group for the investment consulting that managed or advised on $200 billion of client assets.  He is a graduate of Gannon University and earned a post-graduate certificate in investment management from the Wharton School at the University of Pennsylvania

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , immediately prior to the change in the majority of directors , by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common shares (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company.  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 52,982,195 common shares outstanding and 5,797,000 Class B common shares outstanding as of the date of this Information Statement.

Class B

Common Shares

%

Common Shares

%

Name and address

 Owned

Owned

Owned

Owned

Dennis White

77 Water Street, 7th Floor

New York, NY 10005

0

0

0

0

Robert Copley, Jr.

525 Everett St.

Lakewood, CO 80226

 3,200

                   .00006

                          0

                   0

Danielle Abrahams (1)

12031 Blackwell Way

Parker, CO 80138

 1,200

                 .00002

                            0

                     0

Robert Copley, Sr.

PO Box 460

Byers, CO 80103

 1,200

                .00002

                           0

                     0

Richard Harmon

115 Wright St.

Golden, CO 80401

 1,200

                 .00002

                          0

                   0

Steven Rickett

2285 S. Coors St.

Lakewood, CO 80228

 1,200

                .00002

                           0

                     0

All Officers and Directors

   As a Group (6 People)

 8,000

                .0002

                             0

                        0

Gabriele Family Trust (2)

PO Box 102922

Denver, CO 80250

 280,000

                 .0053

                             0

                        0

Abrahams Family Trust (3)

PO Box 102922

Denver, CO 80250

280,000

.0053

0                                 0

FE Gen Con Inc. (4)

534 S. Field St.

Lakewood, CO 80226

 80,000

                 .0015

                            0

                      0

All 5% Owners as a Group

   (3 entities)

 640,000

                 .012

                              0

                         0

Directors Following the Transactions

Set forth below is certain information regarding the persons who were appointed as directors in connection with the Transactions. The appointment of Messrs. Rumbough, Daniels, Marshak and Daniels became effective on November 26, 2014.

		Committee		Director
Name	Age	Memberships	Principal Occupation Director Since

Stanley Hutton Rumbough........ 62 ......

      *

Philanthropist

2014

Christopher Daniels................... 52 ......

      *

Executive of EFH

2014

John Daniels .............................. 52 ......

      *

Executive of EFH

2014

Dennis White............................. 72 .....

      *

Executive of EFH

2014

Craig Marshak ........................... 54 ......

      *

Executive of EFH

2014

* Committees have not been established.

Stanley Hutton Rumbough.  He is our chairman.  Since 2012 has been a director of EFH Group, Inc. (WY).  For the prior twenty years, Mr. Rumbough has been a philanthropist, a collector of fine art and is a photographer. He was a lieutenant in the US Marine Corp on active duty from 1970 to 1974 and inactive duty until he retired from service in 1978 with the rank of Captain. He received a bachelor’s degree from University of Denver and received an MBA from Columbia University.

Chris Daniels.  He has over twenty years of experience in financial services.  He has been an executive with EFH Group, Inc. (WY) since 2012. Prior to that, he was a managing director with Houlihan Smith. Prior to 2006, he was president of Ascend Financial services. Prior to 2000, he held various positions in with several financial services firms involving investment banking and capital markets activities. He is a director of EFH Global Holdings, Inc. and First National Boston Corp.  He received a bachelor’s degree from Hamilton College, an MBA from Cornell University and a master’s degree from Harvard University.

Dennis White was appointed director of the Company on August 29, 2014 and is president of EFH Financial, our subsidiary. He has over twenty years of experience in financial services.  Since 2006, he has been an executive with DRW & Associates, an entity engaged in strategic consulting.  From 1999 to 2005, he was a managing director of Atlanta Sosnoff, an investment company managing $6 billion in assets. Prior to that, he held various executive positions with Citigroup serving as national director of marketing and as director of the portfolio management group for the investment consulting that managed or advised on $200 billion of client assets.  He is a graduate of Gannon University and earned a post-graduate certificate in investment management from the Wharton School at the University of Pennsylvania.

John Daniels.  He has over twenty years of experience in financial services.  He is managing director and head of research.  Since 2012, he has been a managing director at EFH Group, Inc. and a director since 2013.  From 2008 to 2010, he was a business consultant.  Prior to 2007, he was a managing director at Ascend Financial Services. For the fifteen years prior to that, he held various roles in fixed income research at major global investment banks, specifically –Dillon Reade, Prudential Securities and Shearson Lehman Brothers. He received a bachelor’s degree from Columbia University.

Craig Marshak.  He has over twenty years of experience in financial services.  From 2010 to 2014, he was a founding partner of Israel Venture Partners, and a Managing Director at Cross Point Capital Advisors. From 2007 to 2010, Mr. Marshak headed the London office of Trafalgar Capital. Prior to that, he was a managing director and co-head of Nomura merchant banking technology growth fund. Prior to that, he was a managing director at Robertson Stephens. Prior to that, he was an executive at Wertheim Schroder and its affiliates in New York and London.  He commenced his Wall Street career at Morgan Stanley.  He received his bachelor’s degree from Duke University, and a JD from Harvard Law School.

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , after the closing of the Asset Purchase transaction and giving effect to the change in the majority of directors, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder .  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Name of Beneficial Owner and Address	Number of Shares of Voting Stock Beneficially Owned		Percentage of Class		Total Votes
	Ordinary Common	Class B	Ordinary Common	Class B	Number	% (1)
Christopher Daniels (2) c/o EFH Group, Inc. 77 Water St., 7th Floor NY, NY 10005	46,901,437	5,211,207	88.52%	89.90%	99,014,145	89.24%
John Daniels c/o EFH Group, Inc. 77 Water St., 7th Floor NY, NY 10005	2,251,661	250,184	4.25%	4.32%	4,753,507	4.248%

Stanley Hutton Rumbough (4) c/o EFH Group, Inc. 77 Water St., 7th Floor NY, NY 10005	316,507	35,174	0.60%	0.61%	668,314	0.60%
Craig Marshak (3) c/o EFH Group, Inc. 77 Water St., 7th Floor NY, NY 10005	266,632	29,625	0.50%	0.51%	562,890	0.50%
Other Directors, Exec. Officers, 5% shareholders as a Group	0	0	0	0	0	0
Total	49,191,510	5,465,723	92.85%	94.29%	103,848,747	93.6%

* Less than 1%

(1)

Out of a total of 110,952,195 votes that can be cast based on 809,195 outstanding common and 52,173,000 newly issued common and 5,797,000 newly issued Class B common.

(2)

Includes shares held directly by EFH Global Holdings Inc., a Wyoming corporation, an entity for which Mr. Daniels is a control person, and trusts that are established to benefit minor children and third parties.

(3)

As beneficial interest as majority owner of Triple Eight Markets, Inc. includes stock and assumes exercise all purchase rights.

(4)

Includes minor children.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During the year ended December 31, 2013, the officers, directors and beneficial owners of more than ten percent of the Company’s common shares (which is the only class of securities of the Company registered under Section 12 of the Act ) were not required to file any reports under Section 16(a) of the Securities Exchange Act.  The Company became subject to Section 16(a) of the Securities Exchange Act on April 10, 2014.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, we have not paid any compensation to our officers.  We do not have any standard arrangements by which directors are compensated for any services provided as a director.  No cash has been paid to the directors in their capacity as such.

Equity Awards.  The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.  No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Options/SAR Grants.  We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since inception.

Long-Term Incentive Plans and Awards.  We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.  No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by our officers, directors, employees or consultants since inception.

Director Independence.  Our securities are not listed on a national securities exchange or in an inter-dealer quotation system, which has requirements that directors be independent.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our directors perform the functions of these committees.  In addition, we do not have an “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K.  We do not believe it is necessary for our directors to appoint such committees because the volume of matters that come before them for consideration permits them to give sufficient time and attention to such matters to be involved in all decision making.  Additionally, because our common shares are not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2013, no compensation was paid to the Company's directors for attendance at any meetings during the last fiscal year and no compensation has been paid year to date for 2014.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify, evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Other than the transactions discussed below, we have not entered into any transaction  nor  are  there  any proposed transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

Our notes payable to related parties and convertible notes payable to related parties consist of the following:

	September 30, 2014	December 31, 2013

Promissory notes, related parties	$—	$108,000
Convertible promissory notes, related parties	115,000	—
Less - debt discount	(15,000)	—
	$100,000	$108,000

The $108,000 of unsecured, 8% promissory notes to related parties plus accrued interest was due June 1, 2014.  On May 30, 2014, the note holders agreed to change the promissory notes from term notes to convertible demand notes.  The notes, together with accrued interest, are now due on demand and convertible into our Common Stock, at market price (previous day’s closing price), at the option of the note holder.  All other terms remained the same.  On August 1, 2014, we repaid $23,000 of principal and $2,640 of accrued interest payable applicable to these notes.

On January 30, 2014, we borrowed $15,000 from a principal shareholder and issued a $30,000 unsecured convertible promissory note, plus $6,000 accrued interest, due January 30, 2015. We borrowed the remaining $15,000 on August 1, 2014. At the option of the note holder, the $36,000 of principal and interest is convertible, at a 50% discount to market price, into shares of our Common Stock on January 30, 2015, not to exceed 10 million shares (the “Beneficial Conversion Feature” or “BCF”). This note is guaranteed by the manager of our wholly owned subsidiary who is also a principal shareholder of Twentyfour/seven.

The intrinsic value of the BCF applicable to the borrowings under this note on the commitment dates totaled $30,000 and this amount was accounted for as additional paid in capital and debt discount on our condensed consolidated balance sheets. The debt discount is being amortized on a straight-line basis, which approximates the effective interest method, over the original term of each borrowing under the note. During the three and nine month periods ending September 30, 2014, we recognized $1,351 and $3,019 of interest expense, related parties, respectively, applicable to these borrowings. Accrued interest payable, related parties, applicable to these borrowings was $3,019 at September 30, 2014.

The accrued interest payable, related parties, is also convertible into shares of our Common Stock at a 50% discount to market price. Accordingly, during the three and nine month periods ending September 30, 2014, we recognized an increase in additional paid in capital and a discount on accrued interest payable, related parties, in the amount of $1,351 and $3,019, respectively, which was the intrinsic value of the BCF applicable to the accrued interest on these borrowings. The discount on accrued interest payable, related parties was immediately amortized in its entirety as debt discount amortization, related parties, in our condensed consolidated statements of operations during the three and nine months ended September 30, 2014.

Total interest expense applicable to notes payable, related parties, and convertible notes payable, related parties was $3,134 and $1,500 during the three months ended September 30, 2014, and 2013, respectively, and $9,862 and $4,500 during the nine months ended September 30, 2014, and 2013, respectively. Accrued interest payable, related parties, was $24,094 and $16,873 as at September 30, 2014, and December 31, 2013, respectively.

LEGAL PROCEEDINGS

To the knowledge of the Company, there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

EFH Group, Inc.

November 26, 2014	By:	/s/Christopher Daniels
Christopher Daniels CEO/Director